Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

July 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis
Robert Klein
Robert Arzonetti
Susan Block

Re:	Rainbow Capital Holdings Limited
Amendment No. 3 to the Registration Statement on Form F-1
Filed June 26, 2025
File No. 333-284975

Dear Messrs. Davis, Klein, Arzonetti and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated July 2, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing the Amendment No. 4 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 4”).

In order to facilitate the review by the staff of the U.S. Securities and Exchange Commission (the “Staff”) of the Amendment No. 4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to the Registration Statement on Form F-1

General

1.	We note your disclosure on page iii and elsewhere stating that your Operating Subsidiary is registered with the CSRC under Article 21 of the Trial Measures. Please clarify the implications of this registration, including the specific obligations it entails and confirm whether these steps have been completed. In particular, please clarify whether it is merely a notice filing, specify when the initial filing under Article 21 was made, and indicate whether it was a one-time filing and whether your Operating Subsidiary is subject to any ongoing periodic obligations, including updates in the event of changes. Additionally, your disclosure states that the legal and operational risks associated with Mainland China “may” also apply to operations in Hong Kong and the Operating Subsidiary “could be” subject to regulatory oversight. Given that your Operating Subsidiary is already registered under Article 21, it appears these should be affirmative statements in the present tense. Please revise where appropriate to clarify and, if necessary, explain the basis for characterizing the applicability of such risks as contingent (“may apply” and “could be subject”).

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iii, iv, 3, 17, 18, 108 and 109 to Amendment No. 4 to the Registration Statement.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited